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SI 08032410 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 AND ENDING September 30, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street
(No. and Street)

New York NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven J. Alperin 973-808-8801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Ave, Suite 200 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2008
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Adrian Z. Stecyk, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Griffin Securities, Inc., as of September 30, 2008 are true and correct. I further affirm that neither the corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Adrian Stecyk 11/11/08

Signature Date

CEO

Title

Subscribed and Sworn to before me
on this 11 day of Nov 2008.

Julia R. Lancian

Notary Public

JULIA R LANCIAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6138315
Qualified In New York County
My Commission Expires December 19, 200

GRIFFIN SECURITIES, INC.

This report contains (check all applicable boxes):

[x]	(a)	Facing page.
[x]	(b)	Statement of Financial Condition.
[x]	(c)	Statement of Operations.
[x]	(d)	Statement of Cash Flows.
[x]	(e)	Statement of Changes in Stockholders' Equity.
[ ]	(f)	Statement of Changes in Liability Subordinated to Claims of General Creditor's (Not Applicable).
[x]	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x]	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	(I)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
[ ]	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Not Required).
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
[x]	(l)	An Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report (not required).
[x]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure).

END